Zalat Inc.



ANNUAL REPORT

10830 N. Central Expy, Suite 175

Dallas, TX 75231

(214) 878-0237

https://zalatpizza.com/

This Annual Report is dated April 21, 2025.

BUSINESS

Overview Overview

Zalat Inc. ("Zalat Pizza," "Zalat" or the "Company") believes it is revolutionizing the pizza industry with its innovative, delicious menu and unique business model that fosters extreme employee buy-in with stock option grants to all frontline workers. Zalat Pizza sells affordable luxury pizzas to the masses. Offering what we believe to be a best-in-class pizza under a casual and accessible brand that stays open until 4 am.

Business Model

Zalat Pizza excels in crafting exceptional, New York-style pizzas, recognized by many as best-in-class for their taste and uniqueness. Zalat's streamlined operating model, characterized by compact stores and low operating costs, is designed for financial efficiency and scalability, while the significantly reduced construction costs result in some of the industry's leading cash-on-cash returns. Open late hours, Zalat caters to a wide customer base, serving an eclectic menu that appeals to diverse palates. Employees (called "Zealots"), who are all stock option holders, are engaged and committed to the brand's success.

Corporate History

The Company was originally formed on 11/17/2014 as Zalat Inc. under the laws of the state of Texas. On 9/10/2019 the Company converted from a Texas corporation to a Delaware corporation as Zalat Inc. Zalat Inc. owns the following subsidiaries Zalat Holdings of Texas, LLC, Zalat Speciality, LLC, Zalat Holdings 1, LLC, Zalat Holdings 7, LLC, Zalat Holdings 16, LLC, Zalat Zealots, LLC, and Sum Yum 1, LLC. Zalat Zealots is a payroll entity that hires all employees of Zalat, Sum Yum 1, LLC is a commissary operation for dough production and distribution, and the rest of the LLCs are operating entities that own the assets of the restaurants.

Previous Offerings

please see attached Form C-AR

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

please see attached Form C-AR

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $13,708.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

please see attached Form C-AR

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

please see attached Form C-AR

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

please see attached Form C-AR

RELATED PARTY TRANSACTIONS

please see attached Form C-AR

OUR SECURITIES

please see attached Form C-AR

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

please see attached Form C-AR

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 21, 2025.

Zalat Inc.

By   /s/ *Khanh Nguyen*

      Name: Zalat Inc

      Title: CEO

Exhibit A

FINANCIAL STATEMENTS

ZALAT INC.



ZALAT PIZZA
ANNUAL REPORT
FORM C-AR 2024

10830 N. Central Expressway, Suite 175
Dallas, TX 75231
(214) 878-0237
https://zalatpizza.com/

This Annual Report is dated April 14, 2025.

BUSINESS

Overview

Zalat Inc. ("Zalat Pizza," "Zalat," or the "Company") is innovating the pizza industry with an exceptional menu, efficient business model, and unparalleled employee engagement. Zalat Pizza serves high-quality, New York-style pizzas under a casual, accessible brand that operates until 4 am, appealing to diverse customer bases.

Business Model

Zalat Pizza specializes in best-in-class pizzas crafted for superior taste and uniqueness. With a streamlined operating model, compact store footprints, and significantly reduced construction costs, Zalat achieves exceptional financial efficiency and scalability. Employees ("Zealots") drive brand success through committed engagement.

Corporate History

Zalat Inc. was incorporated on November 17, 2014, as a Texas corporation, converting to a Delaware corporation on September 10, 2019. Zalat Inc.'s subsidiaries include Zalat Holdings of Texas, LLC, Zalat Specialty, LLC, Zalat Holdings 1, LLC, Zalat Holdings 7, LLC, Zalat Holdings 16, LLC, Zalat Zealots, LLC, and Sum Yum 1, LLC. Zalat Zealots manages payroll.

Previous Offerings

Name: **Series Seed-2 Preferred Stock**
Type of security sold: Equity
Final amount sold: $5,302,101.00
Number of Securities Sold: 5,302,101
Use of proceeds: G&A and New Restaurant Openings

Date: January 01, 2020
Offering exemption relied upon: Section 4(a)(2)

Name: **Seed Series-3 Preferred Stock**
Type of security sold: Equity
Final amount sold: $5,832,795.92
Number of Securities Sold: 3,419,438
Use of proceeds: G&A and New Restaurant Openings
Date: September 06, 2023
Offering exemption relied upon: Section 4(a)(2)

Name: **Series Seed-CF Preferred Stock**
Type of security sold: Equity
Final amount sold: $1,931,637.28
Number of Securities Sold: 530,629
Use of proceeds: G&A and New Restaurant Openings
Date: January 10, 2024
Offering exemption relied upon: Regulation Crowdfunding (Reg CF)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Operating Results – 2024 Compared to 2023

Revenue:

Revenue for fiscal year 2024 was $25,060,489, a 10.5% decrease from $28,001,509 in fiscal year 2023. The decline was primarily driven by two major shifts: first, post-pandemic inflation significantly reduced consumer discretionary spending; and second, third-party delivery platforms transitioned from merit-based ranking algorithms to pay-for-visibility models, which adversely impacted our visibility and order volume.

Cost of Sales:

Cost of sales decreased to $7,106,776 or 28.4% of net sales from $8,058,395 or 28.8% in 2023, reflecting improved cost management and operational efficiencies.

Restaurant Labor:

Restaurant labor expenses decreased to $8,082,210 (32.3% of net sales) from $8,752,514 (31.3% of net sales), reflecting both inflation-driven wage increases and adjustments in staffing levels to align with reduced sales volumes.

Restaurant Operating and Non-Controllable Expenses:

Expenses reduced to $7,959,439 from $8,946,635, driven by improved operational controls and efficiency initiatives.

Corporate Overhead:

Corporate overhead expenses decreased to $4,122,720 from $5,097,382, following successful productivity initiatives and staff restructuring.

Net Loss:

The net loss for 2024 improved to $2,333,080 compared to a net loss of $2,793,448 in 2023, driven by reduced expenses despite lower revenue.

Liquidity and Capital Resources:

As of December 29, 2024, Zalat had $13,708 in cash. Due to the effectiveness of the Company's strategic shift from aggressive expansion to disciplined cost-cutting beginning in the second half of 2024, **Zalat achieved enterprise-level positive cash flow from operations in Q1 2025**. Management believes this turnaround has significantly improved the Company's financial position and long-term stability. As of April 2025, Zalat does not require outside capital to sustain operations. If the Company is able to maintain and grow profitability, future capital raises will likely be growth-oriented, aimed at strategic expansion opportunities, rather than survival needs.

Debt:

- Line of credit: $333,289 total borrowings
- Note Payable (auto loans): $12,606 outstanding
- Promissory notes (related parties): $460,364 outstanding

Directors, Executive Officers, and Significant Employees

Current Directors and Officers:

- Khanh Nguyen, Founder & CEO
- Alfred Vo, Chief Information Officer
- Rosalyn Mallet, Board Member
- Song Pak, Board Member
- Erin Mulligan Helgren, Board Member

Principal Security Holders

Khanh C. Nguyen holds 17,221,250 shares of Series Seed-1 Preferred Stock (Founder's Stock). Based on a fully diluted total shares outstanding (including Common, all Preferred, and CF shares), this represents approximately 56.9% equity ownership and 92.3% of total voting power, due to the 10:1 voting ratio of Supervoting Common Stock, into which Series Seed-1 shares are convertible.

Related Party Transactions

Notes payable to Khanh Nguyen (Founder & CEO): $460,364
These funds represent amounts Mr. Nguyen personally loaned to the Company to support ongoing operations at 0% interest rate.

Securities

The Company has authorized Common Stock, Series Seed-1, Seed-2, Seed-3, and Series CF Preferred Stock. Outstanding shares:

- Common Stock: 218,118 shares

- Series Seed-1 Preferred Stock: 17,380,000 shares

- Series Seed-2 Preferred Stock: 5,302,101 shares

- Series Seed-3 Preferred Stock: 3,419,438 shares

- Series CF Preferred Stock: 530,629 shares

Voting Rights

Common Stock
- Authorized: 40,000,000 shares
- Outstanding: 218,118 shares issued and outstanding and 3,620,000 Common Shares were reserved for the Company's Employee Equity Incentive Plan, of which 798,090 remain unissued.
- Voting Rights: One vote per share

Supervoting Common Stock
- Authorized: 35,000,000 shares
- Outstanding: 0 shares
- Voting Rights: Ten (10) votes per share

Series Seed-1 Preferred Stock
- Authorized: 17,380,000 shares
- Outstanding: 17,380,000 shares
- Voting Rights: Ten (10) votes for each whole share of Supervoting Common Stock into which the Series Seed-1 Preferred Stock is convertible
- Material Rights:
    - Liquidation rights are subordinate to those of Series Seed-2, Series Seed-3 and Series Seed-CF Preferred Stock

Series Seed-2 Preferred Stock
- Authorized: 7,000,000 shares
- Outstanding: 5,302,101 shares
- Voting Rights: One (1) vote for each whole share of Common Stock into which the Series Seed-2 Preferred Stock is convertible
- Material Rights:
  - Senior liquidation preference, pari passu with Series Seed-3 Preferred Stock

Series Seed-3 Preferred Stock
- Authorized: 6,000,000 shares
- Outstanding: 3,419,438 shares
- Voting Rights: One (1) vote for each whole share of Common Stock into which the Series Seed-3 Preferred Stock is convertible
- Material Rights:
  - Senior liquidation preference, pari passu with Series Seed-2 Preferred Stock

Series Seed-CF Preferred Stock
- Authorized: 10,000,000 shares
- Outstanding: 530,629 shares
- Voting Rights: None
- Material Rights:
  - Liquidation rights senior to Common Stock, Supervoting Common Stock, and Series Seed-1 Preferred Stock
  - Junior to Series Seed-2 and Series Seed-3 Preferred Stock in the event of liquidation, dissolution, or winding up
  - Further details are available in the Company's Second Amended and Restated Certificate of Incorporation (Exhibit F of Offering Memorandum)

What it means to be a minority holder

As a holder of Series Seed-CF Preferred Stock in the Company, you are a minority investor without voting rights. This means you will have no formal say in corporate matters such as additional issuances of securities, mergers or acquisitions, related party transactions, or decisions involving the sale or liquidation of significant assets. Your ability to influence or impact management decisions will be significantly limited compared to holders of voting stock.

Dilution

Investors should understand the potential for dilution. Your ownership stake in the Company may decrease if the Company issues additional shares in the future. For example, dilution may occur due to a future stock offering (e.g., another crowdfunding round, venture capital investment, or public offering), conversion of outstanding instruments like options or preferred shares, or employees exercising their stock options.

This can result in three main types of dilution:

- **Value dilution**: Each share may be worth less.

- **Control dilution**: You may own a smaller percentage of the total outstanding shares.
- **Earnings dilution**: The earnings attributable to each share may decrease, though this is less relevant for early-stage companies that typically reinvest earnings.

The most significant dilution risk occurs during a "down round," where new shares are sold at a lower valuation than prior rounds. If you are investing with the expectation of holding a specific percentage of the Company or anticipating a fixed value per share, it is important to understand how future fundraising or corporate actions could impact that expectation. Dilution can meaningfully affect your share value, ownership percentage, and potential return on investment.

RISK FACTORS

General Investment Risks

Uncertain Risk

An investment in the Company involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. The purchase of Series Seed-CF Preferred Stock should only be undertaken by those whose financial resources allow for a long-term, illiquid investment. Each investor should consider all information provided, including the following risk factors.

Projections Are Not Guarantees

There can be no assurance that the Company will meet its business projections. Success depends on our ability to generate demand, deliver value, and operate profitably.

Valuation Risk

The valuation was determined by the Company and is not market-tested. Private company valuations are inherently difficult to assess and may not reflect actual market value.

Transferability and Liquidity

Limited Transferability

Preferred Shares purchased are subject to SEC limitations. These shares cannot be sold for one year unless transferred to the Company, an accredited investor, a registered offering, or family/trust as defined by the SEC.

Illiquidity of Investment

There is no established market for these securities. Investors may not be able to resell their shares and should be prepared to hold the investment indefinitely.

Capital Requirements and Future Financings

Additional Capital Needs

The Company may need additional capital to support operations or expansion. If credit is not available, additional equity financing may be required, which could dilute your ownership or be offered at a lower price.

Down-Round Financing Risk

Subsequent financings could occur at a lower valuation (a "down round"), reducing the value of your investment and your ownership percentage.

Management Control and Use of Funds

Management Discretion
Use of proceeds will be at the discretion of management. Allocation may differ from estimates.

Forward-Looking Statements
All projections are forward-looking and based on assumptions. Actual results may differ materially.

Minority Rights and Non-Voting Securities

No Voting Rights
Series Seed-CF Preferred Stock carries no voting rights. Investors will not participate in corporate governance and must rely on management to act in their best interest.

Corporate Changes and Management Authority
The Company may restructure, pivot, or be acquired, and investors will not have the right to approve such changes.

Competitive and Operational Risks

Intense Market Competition
The restaurant industry is competitive. Larger competitors may have greater resources and brand recognition.

Reliance on Key Personnel
Loss of key executives or failure to attract talent may harm operations and growth.

Expansion and Location Risk

Real Estate and Lease Exposure
All locations are leased. Long-term non-cancelable leases limit flexibility and pose risk if underperforming locations must be closed.

New Market and Site Challenges
Opening new locations involves risk including zoning delays, buildout costs, and market unpredictability.

Cannibalization
New stores in existing markets may reduce sales at nearby locations.

Execution Risk in Growth Strategy
Failure to manage growth and integrate new restaurants may impair performance.

Regulatory and Compliance Risks

Government Regulation
The business is subject to federal, state, and local regulations which may change or become more stringent.

Food Safety and Public Health

Foodborne Illness and Safety
Contamination events, even unrelated to Zalat, can damage brand reputation and reduce guest traffic.

Cybersecurity and IT Risks

Data Breaches and System Failures
Cyberattacks or IT failures could disrupt operations and result in reputational and financial harm.

Reliance on Third Parties

Third-Party Service Providers
We depend on external vendors for critical services including delivery platforms. Disruptions or price increases may impact profitability.

Supplier Concentration
A small number of suppliers provide core ingredients. Disruption could affect product availability and costs.

Healthcare and Regulatory Changes
New employment-related laws or increased healthcare costs could raise labor expenses.

Marketing and Branding Risks

Marketing Effectiveness
Limited brand awareness and smaller marketing budgets relative to competitors may limit reach. Marketing strategies may not generate expected results.

Reputation Risk
Negative publicity, even if inaccurate, can damage the brand and reduce customer traffic.

Litigation Risk

Legal Proceedings
We may be subject to litigation from employees, suppliers, or third parties. Legal action can be costly and impact operations.

Intellectual Property

IP Protection
We rely on IP protection including trademarks and trade secrets. Enforcement may be costly, and we may be subject to infringement claims.

Accounting and Tax Risk

Lease Accounting Changes
Changes to lease accounting may require leases to be capitalized, increasing reported liabilities.

Tax Law Volatility
Changes to tax law could affect our financials and effective tax rate.

Commodity and Labor Costs

Rising Input and Labor Costs
Increases in commodity prices and wages may pressure margins. Price increases may not fully offset cost inflation.

Macroeconomic and Market Conditions

Tariff and Trade War Impact
Current geopolitical and trade tensions have led to increased tariffs and import restrictions. These changes may elevate input costs, restrict supply chains, and compress margins.

Challenging Restaurant Environment
The restaurant industry remains in a distressed state post-pandemic. Many competitors have filed for bankruptcy, and discretionary consumer spending remains under pressure. These conditions increase the difficulty of sustaining and scaling operations.

Ozempic and Diet Drug Trends
The growing adoption of GLP-1 agonists like Ozempic and similar weight loss medications may alter consumer eating habits and reduce demand for indulgent or high-calorie foods, including pizza. If these drugs continue to gain widespread use, Zalat may experience reduced order volumes, particularly for its more indulgent menu offerings. This trend could impact revenue and necessitate changes to menu design, marketing strategy, or operational planning.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering may not be transferred by any purchaser for a period of one year beginning when the securities were issued, unless such securities are transferred: (1) to the Company; (2) to an accredited investor; (3) as part of an offering registered with the SEC; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

ZALAT, INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

**For the Fiscal Years Ended December 29, 2024
and December 31, 2023**

ZALAT, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 29, 2024	December 31, 2023
Assets		
Current assets:		
Cash and cash equivalents	$ 13,708	$ 74,268
Accounts receivable	370,397	787,630
Inventory	196,832	213,864
Prepaid expenses and other current assets	263,792	198,599
Total current assets	844,729	1,274,361
Property and equipment, net	4,686,377	5,277,764
Right of use assets - operating leases, net	7,941,408	8,385,751
Right of use asset - financing lease, net	173,592	21,478
Other assets	210,691	205,617
Total assets	$ 13,856,797	$ 15,164,971
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 1,359,314	$ 1,492,627
Due to related party	28,592	44,515
Accrued expenses	661,240	593,485
Operating lease liabilities, current portion	1,309,031	1,196,826
Financing lease liability, current portion	12,887	12,887
Line of credit	333,289	25,000
Current portion of notes payable	12,606	13,713
Current portion of notes payable, related party	460,364	-
Total current liabilities	4,177,323	3,379,053
Long-term liabilities:		
Notes payable, net of current portion	-	13,070
Notes payable, net of current portion, related party	-	300,000
Operating lease liabilities, net of current portion	6,945,877	7,306,534
Financing lease liability, net of current portion	146,091	8,591
Total liabilities	11,269,291	11,007,248
Commitments and contingencies		
Stockholders' equity:		
Common stock - series 1, $.0001 par value, 54,000,000 shares authorized, 105,927 and 99,162 shares issued and outstanding, respectively	11	10
Preferred stock - series 1, $.0001 par value, 17,380,000 shares authorized, 17,380,000 shares issued and outstanding	1,738	1,738
Preferred stock - series 2, $.0001 par value, 7,000,000 shares authorized, 5,302,101 shares issued and outstanding	530	530
Preferred stock - series 3, $.0001 par value, 6,000,000 shares authorized, 3,419,438 and 2,538,759 shares issued and outstanding, respectively	342	342
Preferred stock - series CF, $.0001 par value, 3,000,000 shares authorized, 530,629 shares issued and outstanding	53	-
Additional paid-in capital	14,045,408	13,282,598
Accumulated deficit	(11,460,575)	(9,127,495)
Total stockholders' equity	2,587,506	4,157,723
Total liabilities and stockholders' equity	$ 13,856,797	$ 15,164,971

See accompanying notes to consolidated financial statements.

ZALAT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Fiscal Year Ended	
	December 29, 2024	December 31, 2023
Net sales	$ 25,060,489	$ 28,001,509
Operating expenses:		
Cost of sales	7,106,776	8,058,395
Restaurant labor	8,082,210	8,752,514
Restaurant operating	4,727,054	5,942,266
Non-controllable	3,232,385	3,004,369
Corporate overhead and other	4,122,720	5,097,382
Total operating expenses	27,271,145	30,854,926
Loss from operations	(2,210,656)	(2,853,417)
Other income (expense):		
Interest expense	(46,166)	(26,735)
Other income, net	54,105	130,865
Loss on sales of assets	(72,268)	(27,498)
Total other income (expense)	(64,329)	76,632
Loss before taxes	(2,274,985)	(2,776,785)
Provision for income taxes	(58,095)	(16,663)
Net loss	$ (2,333,080)	$ (2,793,448)

See accompanying notes to consolidated financial statements.

ZALAT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year Ended	
	December 29, 2024	December 31, 2023
Operating Activities		
Net loss	$ (2,333,080)	$ (2,793,448)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization expense	709,503	596,860
Stock based compensation expense	96,899	144,375
Non-cash operating lease costs	1,656,167	1,395,434
Loss on sale of assets	72,268	27,498
Provision for credit losses	817	1,006
Changes in operating assets and liabilities:		
Accounts receivable	416,416	(417,516)
Inventory	17,032	(27,782)
Prepaid expenses and other current assets	91,988	(18,820)
Other assets	(5,074)	(26,026)
Accounts payable and accrued expenses	(81,481)	570,993
Operating lease liabilities	(1,617,457)	(1,501,419)
Net cash used in operating activities	(976,002)	(2,048,845)
Investing Activities		
Purchases of property and equipment	(177,498)	(1,421,278)
Net cash used in investing activities	(177,498)	(1,421,278)
Financing Activities		
Proceeds from line of credit	(187,714)	175,000
Payments on line of credit	496,003	(150,000)
Proceeds from sale of preferred stock	-	1,811,678
Proceeds from sale of Preferred Stock Series - CF	663,928	1,141,169
Principal payments on notes payable	(14,177)	(13,213)
Proceeds from notes payable	160,364	300,000
Payments on financing lease liabilities	(27,500)	(12,887)
Proceeds from exercise of stock options	2,036	14,577
Net cash provided by financing activities	1,092,940	3,266,324
Net decrease in cash and cash equivalents	(60,560)	(203,799)
Cash and cash equivalents at beginning of fiscal year	74,268	278,067
Cash and cash equivalents at end of fiscal year	$ 13,708	$ 74,268
Supplemental Disclosure of Cash Flow Information		
Cash paid during the year for interest	$ 46,166	$ 26,735
Cash paid during the year for income taxes	$ 47,100	$ 43,600
Supplemental Disclosure of Non-Cash Investing Activities		
Right of use assets assumed through operating lease liabilities	$ 993,285	$ 1,551,679
Right of use asset assumed through financing lease liability	$ 165,000	$ -

See accompanying notes to consolidated financial statements.

ZALAT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Fiscal Years Ended December 29, 2024 and December 31, 2023

	Preferred Stock Series 1 Shares	Preferred Stock Series 1	Preferred Stock Series 2 Shares	Preferred Stock Series 2	Preferred Stock Series 3 Shares	Preferred Stock Series 3	Preferred Stock Series - CF Shares	Preferred Stock Series - CF	Common Stock	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Stockholders' Equity at December 25, 2022	17,380,000	1,738	5,302,101	530	2,538,759	253	-	-	45,391	5	10,170,893	(6,334,047)	3,839,372
Sales of Preferred Stock Series 3	-	-	-	-	880,679	88	-	-	-	-	1,811,590	-	1,811,678
Sales of Preferred Stock Series - CF, net of offering costs	-	-	-	-	-	-	-	-	-	-	1,141,169		1,141,169
Stock option expense	-	-	-	-	-	-	-	-	-	-	144,375	-	144,375
Common stock issued with exercise of stock options	-	-	-	-	-	-	-	-	53,771	5	14,572	-	14,577
Net Loss	-	-	-	-	-	-	-	-	-	-	-	(2,793,448)	(2,793,448)
Stockholders' Equity at December 31, 2023	17,380,000	$ 1,738	5,302,101	$ 530	3,419,438	$ 342	-	$ -	99,162	$ 10	$13,282,598	$ (9,127,495)	$ 4,157,723
Sales of Preferred Stock Series - CF, net of offering costs	-	-	-	-	-	-	530,629	53	-	-	663,875	-	663,875
Stock option expense	-	-	-	-	-	-	-	-	-	-	96,899	-	96,899
Common stock issued with exercise of stock options	-	-	-	-	-	-	-	-	6,765	1	2,035	-	2,036
Net Loss	-	-	-	-	-	-	-	-	-	-	-	(2,333,080)	(2,333,080)
Stockholders' Equity at December 29, 2024	17,380,000	$ 1,738	5,302,101	$ 530	3,419,438	$ 342	530,629	$ 53	105,927	$ 11	$14,045,408	$(11,460,575)	$ 2,587,453

See accompanying notes to consolidated financial statements.

ZALAT, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 29, 2024 and December 31, 2023

A. Nature of Business

The accompanying consolidated financial statements include Zalat, Inc. and Subsidiaries (the “Company”). The Company is a Delaware C-Corporation incorporated in 2019. The Company operates in the restaurants space and sells food (primarily pizza), beverages and other items through multiple locations via delivery and carryout. As of December 29, 2024 and December 31, 2023, the Company operated 31 and 31 restaurants, respectively, in Texas under the name Zalat Pizza.

The Company had negative working capital of approximately $3,387,000 and $2,105,000 at December 29, 2024 and December 31, 2023, respectively. The Company had a net loss of approximately $2,189,000 and $2,793,000 for the fiscal years ended December 29, 2024 and December 31, 2023, respectively. Subsequent to December 29, 2024, the Company has raised approximately $554,000 through the remaining crowd funding campaign as discussed in Note I. The Company has agreed to another crowd funding campaign in the fourth quarter of 2024 for up to an additional $3,000,000. Historically and through 2023, the primary sources of liquidity and capital resources are cash provided from operating activities, cash and cash equivalents, and equity raises. The primary requirements for liquidity and capital are new construction, working capital and general corporate needs. Company operations have not required significant working capital and, similar to many restaurant companies, the Company has been able to operate, and will continue to operate, with negative working capital. The requirement for working capital is not significant since guests pay for their food and beverage purchases in cash or payment cards (credit or debit) at the time of sale. Thus, the Company is often able to sell inventory before payment for such items is due to suppliers. The restaurants do not require significant inventories or receivables.

The Company believes cash and cash equivalents, expected cash flow from operations, and continued equity raises are adequate to fund debt service requirements, operating lease obligations, capital expenditures and working capital obligations for the next 12 months. However, the ability to continue to meet these requirements and obligations will depend on, among other things, the Company’s ability to achieve anticipated levels of revenue and cash flow from operations and the ability to manage costs, working capital, and discretionary construction timing successfully. Such operating performance will be subject to financial, economic, and other factors affecting the industry and operations of the Company, including factors beyond the Company’s control.

B. Summary of Significant Accounting Policies

A summary of the Company’s significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows:

Basis of Accounting

The accounts are maintained, and the consolidated financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

B. Summary of Significant Accounting Policies – continued

Fiscal Year

The Company's fiscal year is based on a 52–53-week reporting period, which ends each year on the Sunday nearest December 31.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts in the consolidated financial statements and accompanying notes. Actual results could differ from these estimates and assumptions.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At December 29, 2024 and December 31, 2023, the Company had no such investments. The Company maintains deposits primarily in one financial institution, which may at times exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation ("FDIC"). The Company has not experienced any losses related to amounts in excess of FDIC limits.

Accounts Receivable and Allowance for Credit Losses

Accounts receivable are recorded at the invoiced amount and do not typically bear interest. The Company regularly monitors and assesses its risk of not collecting amounts owed by customers. The Company operates in the restaurant industry and its accounts receivables are primarily derived from credit card and third party delivery receivables. At each balance sheet date, the Company recognizes an expected allowance for credit losses. In addition, at each reporting date, this estimate is updated to reflect any changes in credit risk since the receivable was initially recorded. This estimate is calculated on a pooled basis where similar risk characteristics exist. If applicable, accounts receivable are evaluated individually when they do not share similar risk characteristics which could exist in circumstances where amounts are considered at risk or uncollectible.

B. Summary of Significant Accounting Policies – continued

Accounts Receivable and Allowance for Credit Losses – continued

The allowance estimate is derived from a review of the Company's historical losses based on the aging of receivables. This estimate is adjusted for management's assessment of current conditions, reasonable and supportable forecasts regarding future events, and any other factors deemed relevant by the Company. The Company believes historical loss information is a reasonable starting point in which to calculate the expected allowance for credit losses as the Company's portfolio segment has remained constant since the Company's inception.

The allowance for credit losses was $0 for the years ended December 29, 2024 and December 31, 2023, respectively.

The Company writes off receivables when there is information that indicates the debtor is facing significant financial difficulty and there is no possibility of recovery. If any recoveries are made from any accounts previously written off, they will be recognized in income (or an offset to credit loss expense) in the year of recovery, in accordance with the entity's accounting policy election. The total amount of write-offs was immaterial to the financial statements as a whole for the years ended December 29, 2024 and December 31, 2023.

Inventory

Inventory consists primarily of food and drink products, which are valued at the lower of cost, using the first-in, first-out method ("FIFO"), or net realizable value.

Property and Equipment

Property and equipment are carried at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are depreciated on a straight-line basis over the shorter of the lease term or the useful life of the assets. Expenditures for major renewals and betterments that extend the useful lives of the property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. The cost of assets sold or abandoned and the related accumulated depreciation are eliminated from the accounts and any gains or losses are reflected in the accompanying consolidated statement of income of the respective period.

The estimated useful lives of the various assets are as follows:

Furniture and fixtures	5-7 years
Automobiles	5-7 years

B. Summary of Significant Accounting Policies – continued

Leases

The Company has leases for its office and restaurant spaces and certain equipment. A lease provides the lessee the right to control the use of an identified asset for a period of time in exchange for consideration. Operating lease right-of-use assets and finance lease right of use assets (collectively "ROU assets") represent the Company's right to use an underlying asset for the lease term. Operating lease liabilities and finance lease liabilities (collectively, "lease liabilities") represent the Company's obligation to make lease payments arising from the lease. The Company determines if an arrangement is a lease at inception. ROU assets and lease liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. The Company excludes short-term leases having initial terms of 12 months or less from ROU assets and lease liabilities and recognizes rent expense on a straight-line basis over the lease term.

Operating leases are included in right of use asset – operating leases and operating lease liabilities on the accompanying consolidated balance sheets. Finance leases are included in right of use asset – finance lease and finance lease liability on the accompanying consolidated balance sheets.

Most operating leases contain renewal options that provide for rent increases based on prevailing market conditions. The Company has lease extension terms for the office spaces that have either been extended or are likely to be extended. The terms used to calculate the ROU assets and lease liabilities for these properties include the renewal options that the Company is reasonably certain to exercise.

The discount rate used to determine the commencement date present value of lease payments is the interest rate implicit in the lease, or when that is not readily determinable, the Company utilizes the applicable risk-free rate in effect at the time of the lease inception. ROU assets include any lease payments required to be made prior to commencement and exclude lease incentives. Both ROU assets and lease liabilities exclude variable payments not based on an index or rate, which are treated as period costs. The Company's lease agreements do not contain residual value guarantees, restrictions or covenants.

The Company's office lease agreements contain lease and non-lease components, which we account for as a single lease component. For these leases, there may be variability in future lease payments as the amount of non-lease component is typically revised from one period to the next. These variable lease payments, which are primarily comprised of common area maintenance, utilities, taxes, and other related fees that are passed on from the lessor in proportion to the leased space, are recognized in operating expenses in the period in which the obligation for those payments was incurred.

B. Summary of Significant Accounting Policies – continued

Income Taxes

The Company is taxed as a C-Corporation and utilizes the asset and liability method of accounting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and income tax bases of assets and liabilities. Such deferred income tax asset and liability computations are based on enacted tax laws and rates applicable to periods in which the differences are expected to reverse. In addition, a valuation allowance is established to reduce any deferred tax asset for which it is determined that it is more likely than not that some portion of the deferred tax asset will not be realized.

Tax positions are evaluated in a two-step process. The Company first determines whether it is more likely than not that a tax position will be sustained upon examination. If a tax position meets the more likely than not threshold, it is then measured to determine the amount of expense to record in the financial statements. The tax position is measured as the largest amount of expense that is greater than 50 percent likely to be realized upon ultimate settlement. The Company recognizes the potential accrued interest and penalties related to unrecognized tax benefits within income tax expense. The Company has not recorded any liability related to uncertain tax positions during 2024 or 2023.

The Company did not incur any penalties or interest related to its tax returns during the fiscal years ended December 29, 2024 or December 31, 2023.

Revenue Recognition

Food and beverage revenues are recorded at point of service. Purchases of gift certificates are included in deferred revenue and revenue from gift certificates is recognized when the gift certificate is redeemed.

Contract Assets

Contract assets represent the Company's right to consideration based on satisfied performance obligations from contracts with customers and consist solely of accounts receivable as of December 29, 2024 and December 31, 2023. Receivables from customers were $370,397, $732,863, and $290,919 at December 29, 2024, December 31, 2023, and December 25, 2022, respectively. There were no other contract assets.

Contract Liabilities

Contract liabilities represent payments received from customers prior to the satisfaction of the corresponding performance obligations. Contract liabilities are recognized as revenue once the corresponding performance obligations are satisfied based on the contract with the customer. Contract liabilities for the Company relate to the purchase of gift certificates by customers and are included in deferred revenue. Deferred revenue was $0, $0, and $3,486 at December 29, 2024, December 31, 2023, and December 25, 2022, respectively, and is included within accrued expenses on the accompanying consolidated balance sheets.

B. Summary of Significant Accounting Policies – continued

Taxes Collected from Customers

In the course of doing business, the Company collects taxes from customers, including but not limited to sales taxes. It is the Company's policy to record these taxes on a net basis in the consolidated statement of operations; therefore, the Company does not include the taxes collected as a component of revenues.

Advertising

Advertising costs are expensed as incurred. Advertising expense was $860,569 and $1,587,130 for the fiscal years ended December 29, 2024 and December 31, 2023, respectively, and is included within restaurant operating expenses and corporate overhead and other on the consolidated statements of operations.

Pre-Opening Costs

Pre-opening costs include costs associated with the opening and organizing of new stores or conversion of existing stores, including the cost of feasibility studies, pre-opening rent, training, and recruiting, and travel costs for employees engaged in such pre-opening activities. All pre-opening costs are expensed as incurred and included within corporate overhead and other expenses in the accompanying consolidated statements of operations.

Fair Value of Financial Instruments

The Company calculates the fair value of its assets and liabilities which qualify as financial instruments and includes the valuation in the notes to the consolidated financial statements when the fair value is different than the carrying value of those financial instruments. The estimated fair value of accounts receivable, accounts payable and accrued expenses approximate the carrying amounts due to the relatively short maturity of these instruments. The carrying value of the notes payable also approximate fair value since these instruments bear market rates of interest. None of these instruments are held for trading purposes.

Share-Based Payments

The Company uses the fair value provisions of Accounting Standards Codification ("ASC") 718, *Share-Based Payments*, in accounting for stock options. ASC 718 requires the recognition of share-based compensation expense, using a fair-value based method, for costs related to all share-based payments including stock options. Financial Accounting Standards Board ("FASB") ASC 718 requires entities to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The Company accounts for share-based compensation in accordance with FASB ASC 718 and estimates their fair value based on using the Black-Scholes option pricing model.

B. Summary of Significant Accounting Policies – continued

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation. These reclassifications had no effect on previously reported results of operations.

C. Property and Equipment

Property and equipment consisted of the following at:

	December 29, 2024	December 31, 2023
Leasehold improvements	$ 3,977,566	$ 3,966,059
Furniture and fixtures	2,896,568	2,754,102
Automobiles	57,119	57,119
Construction in Progress	25,785	88,100
	6,865,380	6,865,380
Accumulated depreciation	(2,270,661)	(1,587,616)
	$ 4,686,377	$ 5,277,764

Depreciation expense for property and equipment for the fiscal years ended December 29, 2024 and December 31, 2023, was $696,617 and $596,860, respectively, and included within the non-controllable expenses on the consolidated statements of operations.

D. Lines of Credit

The Company has a line of credit with a bank, under which the Company may borrow up to $200,000. The line of credit has a maturity date of February 2025 and bears an interest rate equal to the *Wall Street Journal* Prime Rate plus applicable margin of 2.35% (9.85% at December 29, 2024). The line-of-credit is secured by all assets of the Company. At December 29, 2024 and December 31, 2023, borrowings on this line of credit totaled $184,444 and $0, respectively.

During 2023, the Company entered into another line of credit with a different bank, under which the Company may borrow up to $150,000. The line of credit has a maturity date of March 2024 and bears an interest rate equal to the *Wall Street Journal* Prime Rate plus applicable margin of 0.50% (8% at December 29, 2024). The line of credit is secured by all assets of the Company. At December 29, 2024 and December 31, 2023, borrowings on this line of credit totaled $148,845 and $25,000, respectively.

E. Notes Payable

During 2024, the Company did not enter into any additional notes payable.

During 2023, the Company entered into an unsecured promissory note payable with a related party to fund working capital needs.

Note payable consisted of the following at:

	December 29, 2024	December 31, 2023
Installment auto loan bearing an interest rate of 6.99%, matures November 2025, secured by a vehicle.	$ 12,606	$ 26,783
Unsecured promissory note payable bearing an interest rate of 0%, matures December 2025, with principal due upon maturity.	460,364	300,000
Total note payable	472,970	326,783
Less current maturities	(472,970)	(13,713)
Total long-term note payable	$ -	$ 313,070

Future fiscal year principal maturities of note payable at December 29, 2024, are as follows:

2025	$ 472,970

F. Employee Benefit Plan

The Company maintains a contributory 401(k) employee benefit plan (the "Plan") covering substantially all eligible employees. Employer contributions can be made at the discretion of the Board of Directors, and the employees vest in these discretionary contributions, if any, at the rate of 100% beginning in the third year of eligibility. The Company made contributions of $45,121 and $29,734 in 2024 and 2023, respectively, and is included in restaurant labor and corporate overhead and other expenses on the accompanying consolidated statements of operations.

G. Commitments and Contingencies

Litigation

The Company is involved in various suits and claims arising in the normal course of business. In management's opinion, the ultimate outcome of these items will not have a material adverse effect on the Company's consolidated results of operations.

Major Suppliers

Purchases from the top supplier approximated 94% and 94% of total cost of sales for the fiscal years ended December 29, 2024 and December 31, 2023, respectively. Purchases from the second top supplier approximated 19% of total cost of sales for the fiscal year ended December 25, 2022. Management believes there is no material risk related to the Company's reliance on its current manufacturers due to the availability of other suppliers.

H. Income Taxes

Income tax expense for the years presented differs from the "expected" federal income tax expense computed by applying the U.S. federal statutory rate to earnings before income taxes for the fiscal years ended December 29, 2024 and December 31, 2023, as a result of the following:

	December 29, 2024	December 31, 2023
Computed expected tax benefit	$ (583,125)	$ (583,125)
State income tax, net federal benefit	13,164	13,164
Permanent differences	7,207	7,207
Valuation allowance	591,970	591,970
Other	(12,553)	(12,553)
Total income tax expense	$ 16,663	$ 16,663

H. Income Taxes – continued

Income tax expense for federal and state income taxes consist of the following for the fiscal years ended:

	December 29, 2024	December 31, 2023
Current federal income tax expense	$ -	$ -
Current state income tax expense	58,095	16,663
	$ 58,095	$ 16,663

Deferred tax assets and liabilities consist of the following at:

	December 29, 2024	December 31, 2023
Fixed assets	$ (635,800)	$ (635,800)
Intangibles	(2,808)	(2,808)
Stock	77,617	77,617
Other	57,706	57,706
Net operating losses	2,387,469	2,387,469
Net deferred tax assets before valuation allowance	1,881,993	1,884,184
Valuation allowance	(1,881,993)	(1,884,184)
Net deferred tax asset	$ -	$ -

Deferred tax assets and liabilities are determined based on the difference between the financial statements and tax basis of assets and liabilities as measured by the currently enacted tax rates. The Company has a valuation allowance to fully reserve the net deferred tax asset at December 29, 2024, due to the uncertainty of the timing and amounts of future taxable income. At December 29, 2024, the Company has net operating loss carryforwards of approximately $11.4 million, which can be carried forward indefinitely under the Tax Cuts and Jobs Act.

I. Stockholders' Equity

The Company's equity shares currently consist of the following: Common Stock, Preferred Stock – Series 1 ("Series 1"), Preferred Stock – Series 2 ("Series 2"), Preferred Stock – Series 3 ("Series 3'), Preferred Stock Series – CF ("Series CF").

During 2023, the Company sold Series 3 shares to certain members of management and outside investors for cash. The Company sold 880,679 Series 3 shares for $1,811,678 during 2023.

I. Stockholders' Equity – continued

During 2024 and 2023, the Company also utilized a crowdfunding site to raise additional proceeds through the sale of Preferred Stock Series – CF shares. The total proceeds, net of issuance costs and required holdbacks, were $663,928 and $1,141,169 during 2024 and 2023, respectively. The Company issued 530,629 Preferred Stock Series – CF shares related to these sales during 2024.

Series 1, Series 2, Series 3, and Series CF shares are convertible into one share of common stock at any time at the option of the holder. Further, the Series 1, Series 2, and Series 3 shares have a liquidation preference of one times (1x) the original issue price plus declared but unpaid dividends on each share of Series 2 and Series 3 or amount per share as would have been payable had all shares of Series 2 and Series 3 been converted to Common and the balance of proceeds paid to Series 1 shares and Common shares. A merger, reorganization or similar transaction will be treated as a liquidation. There were no unpaid dividends as of December 29, 2024 or December 31, 2023.

J. Stock-Based Compensation

The Company measures stock-based compensation cost at the grant date based on the fair value of the award and recognize it as expense over the vesting period of the stock award using the straight-line method.

Stock Option Grants

During the fiscal years ended December 29, 2024 and December 31, 2023, the Company granted stock options of 17,500 and 340,484, respectively, to certain consultants, employees, and members of management. During the fiscal years ended December 29, 2024 and December 31, 2023, there were 7,500 and 338,000 stock option forfeitures, respectively.

The Company valued all options issued in 2024 and 2023 at fair value using the Black-Scholes-Merton valuation model with the following weighted average assumptions:

	2024	2023
Risk-free interest rate	4.19%	3.47% –4.38%
Expected option life	6.5 yrs.	5 – 6.5 yrs.
Expected stock volatility	55%	55%
Expected dividend yield	0%	0%

The expected stock volatility was calculated by averaging the historical volatility of several public entities whose operations are considered similar to the Company. The options vesting is dependent on the terms of the stock option agreement. The vesting schedule ranges from immediate vesting to vesting over five years.

J. Stock-Based Compensation – continued

There were 6,765and 53,771 exercises of stock options during 2024 and 2023. The total outstanding vested and unvested shares was 1,997,080 and 746,394 at December 29, 2024.

Total compensation expense relating to stock option grants for the fiscal years ended December 29, 2024 and December 31, 2023, was $96,899 and $144,375, respectively, recorded in corporate overhead and other expenses in the consolidated statements of operations. Cash received from options exercised for the fiscal years ended December 29, 2024 and December 31, 2023, was approximately $2,036 and $14,500, respectively. At December 29, 2024, the unrecognized expense associated with unvested options was approximately $298,000 and such amount is expected to be amortized over the weighted average remaining vesting period of approximately 3.7 years.

K. Leases

The Company has operating and finance leases for its office spaces and certain equipment. Our leases have remaining lease terms of up to 7, some of which may include options to extend the leases for up to 5 years. As of December 29, 2024 and December 31, 2023, assets recorded under finance leases were approximately $53,700 and $53,700, respectively, and accumulated amortization associated with finance leases was approximately $45,000 and $32,000, respectively.

Total operating lease costs were approximately $1,656,000 and $1,395,000 for the years ended December 29, 2024 and December 31, 2023. Total finance lease costs for amortization of ROU assets and interest on lease liabilities were approximately $13,000 and $13,000, respectively, for the years ended December 29, 2024 and December 31, 2023.

The components of lease expense are approximately as follows during the years ended December 29, 2024 and December 31, 2023:

	2024	2023
Operating lease cost	$ 1,656,000	$ 1,395,000
Variable lease cost	273,000	473,000
Short-term lease cost	2,000	15,000
Finance lease cost:		
Amortization of right of use asset	13,000	13,000
Interest on lease liabilities	-	-
Total finance lease cost	$ 13,000	$ 13,000

K. Leases – continued

Maturities of lease liabilities are as follows as of December 29, 2024:

	Finance Lease	Operating Leases
2025	$ 8,591	$ 1,507,119
2026	-	1,320,628
2027	-	1,202,464
2028	-	1,199,869
2029	-	1,114,380
Thereafter	-	2,757,877
Total lease payments	8,591	9,102,336
Less present value discount	-	(847,428)
Lease liabilities	$ 8,591	$ 8,254,908

Weighted average lease terms and discount rates are as follows as of December 29, 2024 and December 31, 2023:

	2024	2023
Weighted average remaining lease term (years)		
Operating leases	6.9	7.3
Financing lease	0.7	1.7
Weighted average discount rate		
Operating leases	2.66%	2.38%
Financing lease	0.00%	0.00%

L. Related Party Transactions

At December 29, 2024 and December 31, 2023, there is $28,592 and $44,515, respectively, due to related parties of the Company. $30,370 is due to Pho Mi, LLC for the fiscal year ended December 29, 2024 and $552 is due from Pho Mi, LLC and $58,964 and $43,964 is due to ZKK1, LLC for the fiscal years ended December 29, 2024 and December 21, 2023, respectively.

During 2024 and 2023, the Company entered into an unsecured promissory note payable with a related party for $446,651 and $300,000, respectively. See further discussion at Note E.

M. Subsequent Events

In preparing the consolidated financial statements, the Company has evaluated all subsequent events and transactions for potential recognition or disclosure through April 01, 2025, the date the consolidated financial statements were available for issuance.

I, Khanh Nguyen, the Chief Executive Oficer of Zalat Inc, hereby certify that the financial statements of Zalat Inc and notes thereto for the periods ending 12/31/2023 and 12/29/2024 included in this Form C ofering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Zalat Inc. has not yet filed its federal tax return for 2024.

IN WITNESS THEREOF, this Principal Executive Oficer's Financial Statement Certification has been executed as of 04/14/2025.

Khanh Nguyen ____(Signature)

_____CEO_____ (Title)

___April 14, 2025_____ (Date)

CERTIFICATION

I, Khanh Nguyen, Principal Executive Officer of Zalat Inc., hereby certify that the financial statements of Zalat Inc. included in this Report are true and complete in all material respects.

Khanh Nguyen

CEO